EXHIBIT 4.11
Legend Biotech Corporation

Non-Employee Director Compensation Policy

Each member of the Board of Directors (the “Board”) who is not also serving as an employee of Legend Biotech Corporation (the “Company”) and is not affiliated with an entity that beneficially owns 5% or more of the Company’s outstanding share capital (each such member, an “Eligible Director”) will receive the compensation described in this Eligible Director Compensation Policy for his or her Board service upon and following the date of the underwriting agreement between the Company and the underwriters managing the initial public offering of ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”) in the form of American Depositary Shares (collectively with the Ordinary Shares, the “Securities”), pursuant to which the Securities are priced in such initial public offering (the “Effective Date”). An Eligible Director may decline all or any portion of his or her compensation by giving notice to the Company prior to the date cash may be paid or equity awards are to be granted, as the case may be. This policy is effective as of the Effective Date and may be amended at any time in the sole discretion of the Board or the Compensation Committee of the Board.

Annual Cash Compensation

All Eligible Directors shall receive an annual board service retainer of $75,000. Unless a director elects otherwise, the annual board service retainer amount set forth above is payable in cash in equal quarterly installments, payable in advance during the first 30 days of each quarter in which the service will occur. If an Eligible Director joins the Board at a time other than effective as of the first day of a fiscal quarter, the annual board service retainer set forth above will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the Eligible Director provides the service (payable not later than 30 days after the Eligible Director commences such service), and regular full quarterly payments thereafter.

Equity Compensation

The equity compensation set forth below will be granted under the Company’s Share Option Scheme (“Option Scheme”) and the Company’s Restricted Shares Plan (the “RSU Plan”). All share options granted under the Option Scheme will be nonstatutory share options, with an exercise price per share equal to 100% of the Fair Market Value (as defined in the Option Scheme) of the underlying Ordinary Shares on the date of grant, and have a term of five years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the Option Scheme).

1.    Initial Grant: For each Eligible Director who is serving on the Board on the Effective Date or is first elected or appointed to the Board following the Effective Date, on the later of the Effective Date and the date of such Eligible Director’s initial election or appointment to the Board (or, if such date is not a market trading day, the first market trading day thereafter), the Eligible Director will be automatically, and without further action by the Board or Compensation Committee of the Board, granted: (a) an option to purchase 30,000 ordinary shares (the “Initial Option Grant”) and (b) a restricted share unit award for a number of shares equal to $200,000 divided by one half of the closing price of the Company’s Securities on the date of grant (the “Initial RSU Grant”). The shares subject to each Initial Option Grant will vest over a period of five years as follows: (i) twenty percent (20%) of the total shares subject to the option shall vest on the first anniversary of the date of grant and (ii) 1/5th of total shares subject to the option shall vest annually thereafter over the remaining four years of the vesting period, subject to the
    1.
224871162 v5

Eligible Director’s continuing to be a Participant (as defined in the Option Scheme) through such vesting date. The shares subject to each Initial RSU Grant will vest over a period of three years as follows: (i) one-third of the total shares underlying the Initial RSU Grant will vest on the first anniversary of the grant date and one-twelfth of the total shares subject to the Initial RSU Grant shall vest quarterly thereafter over the remaining two years of the vesting period, subject to the Eligible Director’s continuing to be a Participant (as defined in the RSU Plan) through such vesting date.

2.    Annual Grant: On the date of each annual general shareholders meeting of the Company held after the Effective Date, each Eligible Director who continues to serve as a non-employee member of the Board following such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee of the Board, granted a restricted share unit award for a number of shares equal to $200,000 divided by one half of the closing price of the Company’s Securities on the date of grant (the “Annual Grant”). The shares subject to each Annual Grant will vest over a period of three years as follows: (i) one-third of the total shares underlying the Annual Grant will vest on the first anniversary of the grant date and one-twelfth of the total shares subject to the Annual Grant shall vest quarterly thereafter over the remaining two years of the vesting period, subject to the Eligible Director’s continuing to be a Participant (as defined in the RSU Plan) through such vesting date.
    2.
224871162 v5